SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2002

                             World Heart Corporation
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

                                     Ontario
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X        Form 40-F
                                     -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                 No   X
                                ----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated October 1, 2002, announcing that it has received expedited review status from the U.S. Food and Drug Administration for its Premarket Approval Supplement
         (PMA) application requesting Destination Therapy approval for its Novacor(R) LVAS heart-assist device.

News Release

FOR IMMEDIATE RELEASE

          FDA Grants Expedited Review for WorldHeart's Novacor(R) LVAS
              for Destination Therapy; Application Not Filed Until
                   Additional Data or Justification Provided


Oakland, Calif.- October 1, 2002 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) has received expedited review status from the U.S. Food and Drug Administration (FDA) for its Premarket Approval Supplement (PMA) application requesting Destination Therapy approval for its Novacor(R) LVAS heart-assist device. However, the application cannot be filed until data deficiencies in the application noted by the FDA are either corrected or justification satisfactory to the FDA is provided by WorldHeart. The PMA Supplement application requests approval for use of Novacor(R) LVAS by patients in end-stage heart failure who are not candidates for heart transplantation.

The clinical data set in the application included data arising from the INTrEPID Study (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent), the Bridge-To-Transplantation Study and commercial registry data. The FDA response raises questions respecting differences in patient inclusion/exclusion criteria, follow-up, and clinical protocols (for the controlled studies) and raises the issue of "exchangeability" of these data in a statistical model and the validity of the data as a basis for inference regarding the patient population of interest. This issue must be resolved before the FDA review of the PMA application can be completed.

Mechanisms for further interaction with FDA officials for the purpose of resolving this issue are outlined in the response from the Agency. WorldHeart will proceed with this process in a timely manner and will report the results as they become available.

Roderick M. Bryden, President and CEO of WorldHeart, commented on the FDA response: "We are pleased to be accorded expedited review, and look forward to resolution of the issue required to permit filing and completion of the Agency's review of our PMA application," he said.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is already approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information, please contact:
-------------------------------------

Michelle Banning
Manager, Corporate Communications
(510) 563-4995, or
(613) 226-4278, ext: 2995
michelle.banning@worldheart.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation


         Date: October 2, 2002             By:  /s/ Ian Malone
                                              --------------------------------
                                              Name:  Ian Malone
                                              Title: Vice President Finance and
                                                       Chief Financial Officer